UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   )1
                                          ---

                      EverTrust Financial Group, Inc.
                      -------------------------------
                              (Name of Issuer)

                    Common Stock, no par value per share
                    ------------------------------------
                       (Title of Class of Securities)

                                300 412 103
                              --------------
                              (CUSIP Number)

                                 Brad Ogura
                                P.O. Box 569
                         Everett, Washington 98205
                              (425) 258-3645
         --------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              October 1, 2003
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 33762X106            SCHEDULE 13D                 Page 2 of 6 Pages

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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Michael B. Hansen
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)  [ ]
   (b)  [ ]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS

   OO
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                        [  ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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    NUMBER OF           7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY              167,538
 OWNED BY EACH          ------------------------------------------------------
   REPORTING            8   SHARED VOTING POWER
  PERSON WITH
                            82,240
                        ------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER

                            156,056
                        ------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            82,240
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   262,054
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                                        [  ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.4%
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14 TYPE OF REPORTING PERSON

   IN
------------------------------------------------------------------------------


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Item 1.  Security and Issuer                                Page 3 of 6 Pages

     This statement relates to the Common Stock of EverTrust Financial Group, Inc. ("Corporation"). The name and address of the principal executive offices of the Corporation, the issuer of such securities, is as follows:

          EverTrust Financial Group, Inc.
          P.O. Box 569
          Everett, Washington 98205

Item 2.  Identity and Background

     (a) This Schedule 13D is filed on behalf of Michael B. Hansen, the Reporting Person.

     (b) Mr. Hansen's business address is:

              P.O. Box 569
              Everett, Washington 98205

     (c) Mr. Hansen's principal occupation is President and Chief Executive Officer of the Corporation. Mr. Hansen also serves as a member of the Board of Directors of the Corporation.

     (d) During the last five years, Mr. Hansen has not been convicted in a criminal proceeding.

     (e) During the past five years, Mr. Hansen has not been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subjects or subjected Mr. Hansen to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities, laws, or finding any violation with respect to such laws.

     (f) Mr. Hansen is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Hansen has purchased or acquired the shares described in his Schedule 13D with personal funds and other sources. Included in the aggregate amount owned of 262,054 are 7,224 shares of Common Stock Mr. Hansen received from the Corporation's Employee Stock Ownership Plan; 86,674 restricted shares of Common Stock awarded pursuant to the Corporation's Management Recognition Plan, which vest over a five year period (16,534 shares that are unvested); 143,780 options granted pursuant to the Corporation's Stock Option Plan that are exercisable within 60 days of September 30, 2003; and 12,276 shares of Common Stock held in a 401(k) plan. Mr. Hansen and his wife also own 13,000 shares of Common Stock that were purchased with personal funds. Also included in the aggregate amount are 3,100 shares of

                                                            Page 4 of 6 Pages

Common Stock purchased by his wife with personal funds for her retirement account, of which Mr. Hansen is deemed to have beneficial ownership.

Item 4. Purpose of Transaction

     The Reporting Person purchased the Common Stock for investment purposes. Depending on market conditions, economic conditions and any other relevant factors, the Reporting Person may alter his holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions. The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis.

     The Reporting Person has no present plans or proposals which relate to or would result in: (a) The acquisition by any persons of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     The percentages used in this Schedule 13D are calculated based on the Corporation's 4,836,929 shares of outstanding Common Stock.

     (a) Mr. Hansen has beneficial ownership (as defined in Rule 13d-3) of 262,054 shares, or 5.4%, of the Corporation's Common Stock.

     (b) Mr. Hansen has sole power to vote or to direct the vote of 167,538 shares of Common Stock. Included in this amount are 7,224 shares of Common Stock Mr. Hansen received from the Corporation's Employee Stock Ownership Plan; 143,780 options granted pursuant to the Corporation's Stock Option Plan that are exercisable within 60 days of September 30, 2003; and 16,534 of unvested shares awarded pursuant to the Corporation's Management Recognition Plan.

         Mr. Hansen has shared power to vote or to direct the vote of 82,240 shares of Common Stock, which includes 3,100 shares owned by Mr. Hansen's wife through her retirement account over which Mr. Hansen is deemed to have

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                                                            Page 5 of 6 Pages


         beneficial ownership, 13,000 shares purchased with personal funds he and his wife hold in a joint account, and 66,140 vested shares awarded pursuant to the Corporation's Management Recognition Plan.

         Mr. Hansen has sole power to dispose or to direct the disposition of 156,056 shares of Common Stock that consists of 12,276 shares owned in the Corporation's 401(k) savings plan and 143,780 options granted pursuant to the Corporation's Stock Option Plan that are exercisable within 60 days of September 30, 2003.

         Mr. Hansen has shared power to dispose or to direct the disposition of 82,240 shares of Common Stock, which include 3,100 shares owned by Mr. Hansen's wife through her retirement account over which Mr. Hansen is deemed to have beneficial ownership, 13,000 shares purchased with personal funds he and his wife hold in a joint account, and 66,140 vested shares awarded pursuant to the Corporation's Management Recognition Plan.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relations with Mr. Hansen and any other person with respect to the securities.

Item 7.  Material to be Filed as Exhibits

     None.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


                                        November 20, 2003
                               -------------------------------------
                                               Date

                                       /s/Michael B. Hansen
                               -------------------------------------
                                            Signature

                                        Michael B. Hansen
                               President and Chief Executive Officer
                               -------------------------------------
                                            Name/Title

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